June 3, 2011

VIA EDGAR TRANSMISSION

Ms. Stephanie Hunsaker

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Northern Trust Corporation
Form 10-K for the year ended December 31, 2010
Form 10-Q for the quarter ended March 31, 2011
File No. 000-05965

Dear Ms. Hunsaker:

We have reviewed your letter of May 10, 2011, commenting on certain disclosures made by Northern Trust Corporation (“Corporation”; the Corporation and its subsidiaries, collectively, “Northern Trust”) in its Form 10-K for the year ended December 31, 2010 and Form 10-Q for the quarter ended March 31, 2011. The following are the responses of Northern Trust to the comments of the Securities and Exchange Commission (the “Commission”) staff.

In the following, the Commission staff’s comments are reproduced in bold typeface and Northern Trust’s response is set forth below each comment in regular typeface.

Form 10-K - Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Critical Accounting Estimates, page 40

Reserve for Credit Losses, page 40

1.	You state on page 40 in several places that you regularly evaluate the “adequacy” of the reserve for credit losses. If true, please revise to confirm here, and elsewhere throughout the document, that the reserve for credit losses is the amount that you believe to be the “appropriate” amount as an estimate of your inherent probable losses within your loan portfolio.

Stephanie Hunsaker

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

June 3, 2011

Response: Management considers the allowance for credit loss balance as reported within Northern Trust’s Annual Report for the year ended December 31, 2010, to have been an appropriate estimate of inherent probable losses within Northern Trust’s loan and lease portfolio as of December 31, 2010. In future filings, we will provide management’s assessment as to the appropriateness of the allowance for credit losses.

Liquidity and Capital Resources, page 47

Corporation Liquidity, page 48

2.	We note your disclosure of the value of your liquidity, as defined on page 48, as of December 31, 2010 and 2009. Given the importance of liquidity to your operations, and the potential volatility of liquid funds on a daily basis, in addition to disclosing the amount of liquidity as of the balance sheet dates, please also disclose the average amounts of liquidity during the period. Additionally, please consider disaggregating and quantifying the components included in your liquidity, on both a period end and average during the period basis, and provide a discussion as to whether, and if so how, your liquidity is restricted by the $571.6 million of pre-tax earnings that you have elected to permanently re-invest overseas as discussed on page 96. Finally, given your disclosure that the liquidity of the Corporation is managed separately from that of your banking subsidiaries, please also provide a discussion, both qualitative and quantitative, of your liquidity at each of these different components.

Response: The Corporation’s average liquidity was $1.44 billion and $1.83 billion during 2010 and 2009, respectively. In future Form 10-K filings, two year comparative disclosure of Northern Trust Corporation’s average amounts of liquidity will be provided in addition to the amount of liquidity available as of the balance sheet dates.

During 2010 and 2009, the Corporation’s liquidity, defined as the amount of highly marketable assets, was comprised almost entirely of overnight money market placements which were fully available to the Corporation to support its own cash flow requirements or those of its subsidiary companies, as needed. In future filings, additional information will be provided regarding the composition of the Corporation’s liquidity.

Stephanie Hunsaker

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

June 3, 2011

Management does not consider the Corporation’s or Northern Trust’s consolidated liquidity position to be restricted by the $571.6 million of non-U.S. subsidiary pre-tax earnings indefinitely reinvested. As noted on page 48 of Northern Trust’s 2010 Annual Report, dividend payments from its subsidiaries are an important source of funds for the Corporation. During 2010, the Corporation received $67.2 million of dividends, all from nonbanking subsidiaries. As disclosed in Northern Trust’s 2010 Annual Report, Northern Trust’s bank subsidiaries, which are subject to certain dividend payment restrictions, have the ability to pay dividends during 2011 equal to their 2011 eligible net profits plus $1.01 billion. This amount is not restricted by the $571.6 million of pre-tax earnings that Northern Trust has elected to indefinitely reinvest overseas. While Northern Trust’s election to reinvest these earnings reflects the need to support Northern Trust’s non-U.S. growth, were it deemed necessary, the election to permanently re-invest earnings could be revoked for future periods. Additionally, the Corporation’s liquidity position, exclusive of these pre-tax earnings, is considered strong, and the credit ratings of the Corporation and its primary subsidiary, The Northern Trust Company, allow Northern Trust to access capital markets on favorable terms.

The intention of the discussion on page 47 of Northern Trust’s 2010 Annual Report within Liquidity Risk Management, Governance and Risk Management Framework, was to provide a qualitative and quantitative discussion regarding Northern Trust’s global liquidity risk management framework, focused on how liquidity is managed and measured for Northern Trust’s banking subsidiaries. With the exception of the separate management of the Corporation’s liquidity position noted above, Northern Trust manages its liquidity on a global basis and applies its liquidity framework to its various banking and nonbanking subsidiaries, as appropriate, given their size, complexity and local requirements. The Northern Trust Company (the “Bank”), the Corporation’s principal subsidiary, representing approximately 84% of Northern Trust’s consolidated assets, serves as the central point of liquidity for the Corporation’s U.S. and international banking subsidiaries, providing liquidity as needed and purchasing any excess funds. Virtually all of the securities available for sale, short-term money market assets and available collateral at the Federal Reserve noted within the Governance and Risk Management Framework discussion are held at the Bank. Also, with its strong credit rating as noted on page 48, the Bank is very active in the interbank funding market, providing a source of additional liquidity and low-cost funds.

Stephanie Hunsaker

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

June 3, 2011

In future 10-K filings, we will include additional information regarding the central role of the Bank. Management will also include additional quantitative liquidity information regarding the Bank, such as unencumbered securities, short-term assets and collateral available at the Federal Reserve discount window.

Interest Rate Risk Management, page 60

3.	We note your disclosure on page 61 that a second technique you use to measure interest rate risk is the simulation of economic value of equity, which measures the potential sensitivity of economic value of equity (SEVE) under different interest rate scenarios. Given the importance of interest rate risk management, particularly given the current environment, as well as the fact that your disclosure indicates that this technique is complimentary to your simulation of earnings methodology and both are used in concert to provide a comprehensive interest rate risk management approach, we believe you should provide the results of your SEVE analysis in future filings.

Response: In future Form 10-K filings, we will provide the results of our simulation of economic value of equity analysis in addition to the results of our simulation of earnings analysis.

Market Risk Management, page 60

Foreign Exchange Trading, page 62

4.

We note that while your foreign exchange trading activities consist principally of providing foreign exchange services to clients, you have also engaged in trading of non-U.S. currencies for your own account. Based on disclosures here and in various parts of your filing, it is not clear how much of your foreign exchange and other trading revenues were generated from your proprietary trading

Stephanie Hunsaker

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

June 3, 2011

business. We believe that separate quantification of your proprietary trading revenues, to the extent material, will provide useful information to allow readers to understand the significance of your proprietary trading activities to your overall results of operations and to more clearly understand the impact that the Volcker rule and its limitations on proprietary trading activities is expected to have on your business going forward. Accordingly, please revise your future filings to separately disclose your revenues earned from proprietary trading activities, if material. In addition, if material, please clearly define what you consider to represent proprietary trading activities and discuss changes you plan to implement, or have implemented, as a result of future prohibitions or limitations on this type of activity in the future.

Response: Northern Trust does not operate a proprietary trading business and does not derive material revenues from proprietary trading as defined in the Dodd-Frank Act. As indicated in our Form 10-K disclosures, Northern Trust provides foreign exchange services in the normal course of its business. In order to provide these services, Northern Trust acts as a foreign exchange market maker and acts as principal in foreign exchange transactions with third parties, investment managers of its clients and its clients directly. In doing so, Northern Trust buys and sells currencies on the interbank market and may hold and adjust inventory positions of certain currencies in order to facilitate its ability to serve as a market maker and to trade efficiently. The interbank transactions necessary to perform this market-making process is what Northern Trust describes in the disclosures as engaging in trading “for its own account.” The aggregate revenue earned from these transactions is recorded as foreign exchange trading income within Northern Trust’s consolidated statement of income.

Regarding potential prohibitions or limitations on its trading activities in the future as a result of the so-called “Volcker Rule,” Northern Trust is awaiting final regulations implementing the rule and has not planned or implemented any changes to its practices. It is our current belief that regulations, when implemented, will not restrict Northern Trust’s current foreign exchange trading activities. On page 5 of Northern Trust’s Form 10-K for the year ended December 31, 2010, within Item 1- Business; Regulation and Supervision; The Dodd-Frank Act; Northern Trust provided a discussion of the so-called “Volcker Rule,” noting, among other things, that “[t]he scope of the Volcker Rule will be more fully defined and implemented over a multiple year period through rulemakings by several federal agencies. As such, the Corporation cannot fully assess the impact of the Volcker Rule on its business until final rules and regulations are adopted.”

Stephanie Hunsaker

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

June 3, 2011

Management’s Report on Internal Control over Financial Reporting, page 66

5.	We note that your report on your internal control over financial reporting includes certain parts of the definition of internal control over financial reporting, as defined in Exchange Act Rule 15d-15(f), but not the full definition as the third component of the definition in 15d-15(f)(3) is excluded. In future filings, to the extent that you wish to discuss the definition of internal control over financial reporting in your report, please address all components of the definition.

Response: In future filings, we will include all components of the definition of internal control over financial reporting within any discussion of the definition of internal control.

Financial Statements and Notes

Consolidated Statement of Income, page 69

6.	In future filings, dividends per share should not be shown on the face of the Statements of Income. Refer to ASC 260-10-45-5.

Response: In future filings, dividends per share will no longer be shown on the face of the Consolidated Statement of Income.

Stephanie Hunsaker

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

June 3, 2011

Note 1 – Summary of Significant Accounting Policies, page 72

G. Loans and Leases, page 74

7.	Please clarify how you met the disclosure requirements set forth in ASC 310-10-50-5B and 310-10-50-6 as it requires you to specifically describe your nonaccrual policy for each separate class of financing receivable. For example, to the extent that your disclosures on page 74 relate to each class of financing receivable, please state that fact. Additionally, please expand your discussion of the factors considered in returning a loan to performing status and specifically point out any differences in the factors considered by class of financing receivable.

Response: Northern Trust’s nonaccrual policies, as summarized on page 74 of Northern Trust’s 2010 Annual Report, are applicable to each of our loan and lease classes. In future filings, we will revise our disclosure to note that Northern Trust’s nonaccrual policies are consistent across all classes of loans and leases.

As disclosed on page 74 of Northern Trust’s 2010 Annual Report, nonaccrual loans are returned to performing status when factors indicating doubtful collectability no longer exist. Management’s assessment of the indicators of collectability does not meaningfully vary between loan and lease classes. In future filings, we will revise our disclosure to note that the factors Northern Trust considers in returning a loan to performing status are consistent across all classes of loans and leases. We will also revise future filings to provide additional information regarding management’s assessment of collectability, consistent with the below which uses information as of December 31, 2010 (additions from disclosure in the 2010 Annual Report are in bold text):

Loans are returned to performing status when factors indicating doubtful collectability no longer exist. Factors considered in returning a loan to performing status are consistent across all classes of loans and leases and, in accordance with regulatory guidance, relate primarily to expected payment performance. Loans are eligible to be returned to performing status when one of the following conditions are met: (i) no principal and interest is due and unpaid and repayment of the remaining contractual principal and interest is expected; (ii) there has been a sustained period of repayment performance (generally a minimum of six months) by the borrower in

Stephanie Hunsaker

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

June 3, 2011

accordance with the contractual terms, and Northern Trust is reasonably assured of repayment within a reasonable period of time and repayment of the remaining contractual principal and interest is expected; or (iii) the loan has otherwise become well-secured (possessing realizable value sufficient to discharge the debt, including accrued interest, in full) and is in the process of collection (through action reasonably expected to result in debt repayment or restoration to a current status in the near future).

Additionally, a loan that has been formally restructured so as to be reasonably assured of repayment and of performance according to its modified terms may be returned to accrual status, provided there was a well-documented credit evaluation of the borrower’s financial condition and prospects of repayment under the revised terms and there has been a sustained period of repayment performance (generally a minimum of six months) under the revised terms.

8.	Please clarify how you met the disclosure requirement set forth in ASC 310-10-50-11B(a) – 11B(b) as it requires a description of your accounting policies and methodology used to estimate the allowance for credit losses and charging off uncollectible financing receivables by portfolio segment.

Response: Northern Trust’s accounting policy disclosures related to the estimation of the allowance for credit losses are found on page 75 of Northern Trust’s 2010 Annual Report within section H. Reserve for Credit Losses, of Note 1 – Summary of Significant Accounting Policies. Northern Trust’s accounting policies related to the estimation of the allowance for credit losses are consistent across all loan and lease classes within its commercial and personal portfolio segments. In future filings, we will revise our disclosure to note that Northern Trust’s accounting policies related to the estimation of the allowance for credit losses are consistent for loans and leases within the commercial and personal portfolio segments.

While Northern Trust’s accounting policies related to the estimation of the allowance for credit losses are consistent across Northern Trust’s loan and lease classes, the establishment of commercial and personal portfolio segments reflects the differences that can exist between these portfolio segments with respect to the risk characteristics underlying the qualitative factors utilized within Northern Trust’s inherent reserve methodology. Northern Trust has provided disclosure of these differences within its

Stephanie Hunsaker

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

June 3, 2011

discussion of the qualitative factors considered by Northern Trust’s Loan Loss Reserve Committee in its assessment of the appropriate level of loan loss reserves for the commercial and personal loan segments, as found on page 85 of Northern Trust’s 2010 Annual Report, within Note 6 – Reserve for Credit Losses, Inherent Reserve. In future filings, we will expand this discussion as shown below (additions/revisions from disclosure in the 2010 Annual Report are in bold text):

The reserve for credit losses, which represents management’s estimate of probable losses related to specific borrower relationships as well as for probable losses inherent in the various loan and lease portfolios, unfunded commitments, and standby letters of credit, is determined by management through a disciplined credit review process.

Northern Trust’s Loan Loss Reserve Committee assesses a common set of qualitative factors in establishing the inherent portion of the allowance for credit losses for the commercial and personal loan segments. The risk characteristics underlying these qualitative factors, and management’s assessments as to the relative importance of a qualitative factor, can vary between loan segments and between classes within loan segments. Factors evaluated include those related to external matters, such as economic conditions and changes in collateral value, and those related to internal matters, such as changes in asset quality metrics and loan review activities. In addition to the factors noted above, risk characteristics such as portfolio delinquencies, percentage of portfolio on the watch list and on nonperforming status, and average borrower ratings are assessed in the determination of the inherent reserve. Loan-to-value levels are considered for collateral-secured loans and leases in both the personal and commercial segments. Borrower debt service coverage is evaluated in the personal segment, and cash flow coverage is analyzed in the commercial segment. Similar risk characteristics by type of exposure are analyzed when determining the reserve for unfunded commitments and standby letters of credit. These qualitative factors, together with historical loss rates, serve as the basis for the inherent portion of the allowance for credit losses.

Northern Trust’s accounting policy disclosures related to the charging-off of uncollectible loans and leases are found on pages 74 and 75 of Northern Trust’s 2010 Annual Report within sections G. Loans and Leases and H. Reserve for Credit Losses, of Note 1 – Summary of Significant Accounting Policies. Within section G.

Stephanie Hunsaker

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

June 3, 2011

Loans and Leases, it is noted that “If the loan valuation [of an impaired loan] is less than the recorded value of the loan, based on the certainty of loss, either a specific reserve is established, or a charge-off is recorded, for the difference. Within section H. Reserve for Credit Losses it is noted that ‘Loans, leases and other extensions of credit deemed uncollectible are charged to the reserve for credit losses. Subsequent recoveries, if any, are credited to the reserve.”

Northern Trust’s policies relative to the charging-off of uncollectible loans and leases are consistent across both of its loan and lease portfolio segments. For loans and leases where management has determined a loss to be probable and has additionally determined an amount of loss judgmentally determined to be of sufficient certainty, a charge-off will be recorded to the allowance for loans and leases. For loans and leases where a loss is considered to be probable, but for which the amount of loss is uncertain, a specific reserve will be established.

In future filings, we will revise our disclosures to include the following additional information within Northern Trust’s significant accounting policy disclosures (additions from disclosure in the 2010 Annual Report are in bold text):

Loans, leases and other extensions of credit deemed uncollectible are charged to the reserve for credit losses. Subsequent recoveries, if any, are credited to the reserve. Northern Trust’s policies relative to the charging-off of uncollectible loans and leases are consistent across both loan and lease segments. Determinations as to whether an uncollectible loan is charged-off or a specific reserve is established are based on management’s assessment as to the level of certainty regarding the amount of loss.

Note 3 – Securities, page 78

9.	We note your disclosure on page 81 of the factors used to develop the expected loss on mortgage-backed securities. Given the wide ranges of assumptions, for example, ranging from 30% to 100% for the default roll rate assumption and 35% to 85% for the severity assumption, please provide further disaggregation of this information by type of collateral, vintage or other appropriate characteristic. Additionally, you may wish to consider providing weighted-averaged input assumptions for the different categories if the assumption ranges are still wide.

Stephanie Hunsaker

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

June 3, 2011

Response: Northern Trust has in place policies and procedures to identify those investment securities within its investment portfolio that require additional review for potential other-than-temporary impairment (OTTI). As disclosed on page 80 of Northern Trust’s 2010 Annual Report, non-agency residential mortgage-backed securities is the only security type for which Northern Trust has recognized OTTI. As of March 31, 2011, the non-agency residential mortgage-backed securities portfolio contained 30 securities with an aggregate book value and unrealized loss of $278.7 million and $45.8 million, respectively, ($308.0 million and $54.3 million, respectively, as of December 31, 2010) and comprised approximately 1.3% of our $21.9 billion total investment securities portfolio.

In future filings, when our disclosure addresses the factors used to develop the expected loss on non-agency residential mortgage-backed securities, we will provide additional information and disaggregation of the assumptions regarding default roll rates and severities of loss, consistent with the below which uses information as of December 31, 2010 (additions/revisions from disclosure in the 2010 Annual Report are in bold text):

Expected losses on non-agency residential mortgage-backed securities are influenced by a number of factors, including but not limited to, U.S. economic and housing market performance, security credit enhancement level, insurance coverage, year of origination, and type of collateral. The factors used in developing the expected loss on non-agency residential mortgage-backed securities vary by year of origination and type of collateral. As of December 31, 2010, the expected loss on subprime and Alt-A portfolios was developed using default roll rates, determined primarily by the stage of delinquency of the underlying instrument, that generally assumed ultimate default rates approximating 2% to 30% for current loans; 30% for loans 30 to 60 days delinquent; 80% for loans 60 to 90 days delinquent; 90% for loans delinquent greater than 90 days; and 100% for OREO properties and loans that are in foreclosure. December 31, 2010 book values, ultimate default rates, and loss severity rates for the non-agency residential mortgage-backed securities portfolio, by security type, are provided in the table below.

Stephanie Hunsaker

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

June 3, 2011

Estimated Default and Severity Rates as of December 31, 2010

($ in millions)

			Loss Severity Rates
Security Type	Book Value	Weighted Average Ultimate Default Rates	Low	High	Weighted Average
Prime	$31.8	12.1%	38.0%	60.0%	46.4%
Alt-A	54.8	43.2	50.0	65.0	60.2
Subprime	176.3	48.1	60.0	84.0	74.8
2nd Lien	45.1	29.1	98.0	100.0	99.2

Total Non-Agency RMBS	$308.0	40.3%	38.0%	100.0%	72.9%

Note 5 – Loans and Lease, page 82

10.	We note that you utilize an internal borrowing risk rating system to support identification, approval, and monitoring of credit risk. We also note that the ratings models vary among classes of loans and leases in order to capture the unique risk characteristics inherent with each type of credit exposure. Please tell us, and expand your disclosure in future filings to discuss, the models used for each class of financing receivables, as well as the different credit quality indicators considered. In this regard, we note your disclosure on page 85 that indicates that loan-to-value levels are considered for collateral-secured loans, as well as borrower debt service coverage and other metrics. Refer to ASC 310-10-50-29.

Response: In future filings, we will include additional information regarding the more significant performance indicator attributes utilized within Northern Trust’s borrower rating models, by loan and lease class, consistent with the below which uses information as of December 31, 2010 (additions from disclosure in the 2010 Annual Report are in bold text).

Risk ratings are used for ranking the credit risk of borrowers and the probability of their default. Each borrower is rated using one of a number of ratings models, which consider both quantitative and qualitative factors. The ratings models vary among classes of loans and leases in order to capture the unique risk characteristics inherent within each particular type of credit exposure. Provided below are the more significant performance indicator attributes considered within Northern Trust’s borrower rating models, by loan and lease class.

Stephanie Hunsaker

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

June 3, 2011

•	Commercial and Institutional: leverage, profit margin, liquidity, return on assets, asset size, and capital levels;

•

Commercial Real Estate: debt service coverage and leasing status for income-producing properties; loan-to-value and loan-to-cost ratios, leasing status, and guarantor support for loans associated with construction and development properties;

•	Lease Financing and Commercial-Other: leverage and profit margin levels;

•	Non-U.S.: entity type, liquidity, size, and leverage;

•	Residential Real Estate: payment history and cash flow-to-debt and net worth ratios;

•	Private Client: cash flow-to-debt and net worth ratios, leverage, and profit margin levels; and

•	Personal-Other: cash flow-to-debt and net worth ratios.

11.	In future filings, please expand your disclosure to discuss how you calculated the average recorded investment in impaired loans.

Response: In future filings, we will revise our significant accounting policy language to note that average recorded investments in impaired loans are calculated as the average of the month-end impaired loan balances for the period.

Note 7 – Concentrations of Credit Risk, page 86

12.	We note your discussion of your commercial real estate portfolio consisting of loans primarily made to highly experienced developers and investors and that these loans are primarily located in Illinois, Florida, California and Arizona. We also note your disclosure that you commonly require recourse to borrowers through guarantees. Please respond to the following:

•	Tell us the nature of the guarantees typically required and how often you obtain information to evaluate the financial wherewithal of the guarantor;

Stephanie Hunsaker

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

June 3, 2011

•	How you evaluate the guarantor’s willingness to work with the Company and how this translates into your determination of the ultimate provision or charge-off required;

•	How you evaluate and determine the realizable value of the guarantee; and

•	Tell us your success in seeking performance under the various guarantees in place.

Response: Northern Trust’s experience indicates that a guarantee generally enhances the ability to collect on a loan through the foreclosure process. Northern Trust considers guarantees to be an important tool in reducing the length of time that is required to obtain possession of collateral and in enhancing the likelihood of repayment of the obligation. For example, the potential of personal bankruptcy being triggered by the filing of suit under a guarantee is often sufficient to encourage a guarantor to tender the deed to a piece of real property, eliminating the need for more lengthy foreclosure processes. However, we have not maintained data regarding performance under guarantees.

Depending on the structure of a transaction, the nature of a guarantee can vary widely from limited to joint and several liability. Guarantor support for commercial real estate lending is normally in the form of personal recourse in an amount equal to a significant portion of the committed loan amount. Northern Trust’s policy is to require current financial statements from guarantors that are updated at least annually. Guarantor creditworthiness is evaluated by credit committees utilizing the same credit risk rating models used for direct personal borrowers. Guarantors are also evaluated through credit rating models similar to those used for direct borrowers.

A guarantor’s willingness to work with Northern Trust is determined only through direct negotiation and is specific to each loan situation. Northern Trust generally does not ascribe value to guarantees in regards to the estimation of allowance or provision requirements and guarantees are not considered to meaningfully impact our level of provision or charge-offs.

Stephanie Hunsaker

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

June 3, 2011

Form 10-Q for the quarter ended March 31, 2011

Consolidated Statement of Cash Flows, page 5

13.	Please tell us why you have reflected a usage of cash flows provided by operating activities in the amount of $56.1 million for the three months ended March 31, 2010 related to the Visa indemnification charges and tell us where the amount is reflected in your consolidated statement of income for the same period.

Response: The Visa Indemnification Charges balance for the three months ended March 31, 2010 of $56.1 million, as reported within Northern Trust’s Form 10-Q for the quarter ended March 31, 2011, has been determined to be inaccurate and should have been shown as zero. The Other Operating Activities, net balance for the three months ended March 31, 2010 was also misstated by $56.1 million in the offsetting direction. The total Net Cash Provided by Operating Activities balance, and all other Consolidated Statement of Cash Flow balances for the three months ended March 31, 2010 and 2011, including the Visa Indemnification Charges balance for the three months ended March 31, 2011, were correct as reported within Northern Trust’s Form 10-Q for the quarter ended March 31, 2011. Consolidated Statement of Cash Flows balances for the three months ended March 31, 2010 were correct as reported within Northern Trust’s Form 10-Q for the quarter ended March 31, 2010. Management assessed the impact of the inaccurate Visa Indemnification Charges balance on Northern Trust’s cash flow related disclosures within its Form 10-Q for the quarter ended March 31, 2011, as filed, and determined the impact to be not significant and to not warrant the filing of an amended Form 10-Q for the quarter ended March 31, 2011 with the balances corrected. Subsequent filings will correctly report Visa related amounts within the Consolidated Statement of Cash Flows.

Note 18 – Contingent Liabilities, page 35

14.

We note that you have estimated the upper end of the range of reasonably possible losses for various matters, including potential regulatory matters, and challenges from tax authorities regarding the amount of taxes due, in the amount of $22.5 million as of March 31, 2011. Please tell us whether your

Stephanie Hunsaker

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

June 3, 2011

estimate of the upper end of the range of reasonably possible losses includes the tax exposure related to your leveraged lease positions discussed on page 32. If not, please tell us why you don’t believe you can provide a range of reasonably possible losses in light of the fact that you expect the matters to be settled in 2011.

Response: Northern Trust’s estimate of the upper end of the range of reasonably possible losses as of March 31, 2011 does not include the tax exposure related to the leveraged lease positions discussed on page 32 of the Form 10-Q for the quarter ended March 31, 2011. As of March 31, 2011, Northern Trust had fully accrued for the contingent liability related to penalties and interest in an amount not considered to be material. Based on the current state of settlement discussions with the IRS Appeals Office regarding the remaining disputed structured leasing transactions, management believes the current reserve level is appropriate and does not believe it to be reasonably possible that the final loss amount will be higher or lower, by any significant amount, than the amount currently accrued.

Stephanie Hunsaker

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

June 3, 2011

As requested by the Commission staff’s letter, the Corporation acknowledges that:

•	the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please call me at (312) 444-5328 or Richard D. Kukla, Senior Vice President, Deputy Controller at (312) 444-7408.

Very truly yours,

By:	/s/ William L. Morrison
William L. Morrison
Executive Vice President and Chief Financial Officer

cc: Yolanda Crittendon